Exhibit (a)(1)(D)

SUMMARY OF TERMS

The following are answers to some of the questions that you may have about Avid Technology, Inc.’s offer to purchase from eligible employees of Avid and its subsidiaries certain outstanding options, whether or not vested, granted under its equity incentive plans (the “offer”) on the terms described in this document. We urge you to carefully read the remainder of this document and the accompanying documents because the information in this summary is not complete. We have included references to the relevant sections of this document where you can find a more complete description of the topics in this summary.

Questions Related to How the Option Repurchase Works

Q1:	What is the offer?

We are offering to purchase any and all eligible options (as described in Q5 below) you hold for a cash payment for each option share. The amount before applicable tax withholdings that we are offering to pay for the cancellation of each option share under the offer (the “per share amount”) is:

•	$1.50 per share for eligible options with exercise prices greater than or equal to $40.00 and less than $50.00 per share; and

•	$1.00 per share for eligible options with exercise prices of $50.00 per share or higher.

Participation in the offer is voluntary. If you wish to participate in the offer, you must:

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properly complete, sign, date and deliver your election form by mail, fax or email, in accordance with the instructions contained in the election form, during the period beginning on May 18, 2009 and ending at 5:00 p.m., Eastern Time, on June 16, 2009, or a later date if the offer period is extended (the latest such date and time, the “offer termination date”); and

•	qualify as an “eligible participant” (as described in Q3 and Q4), which generally means you are employed by us continuously throughout the period described in the prior bullet.

Q2:	Why is Avid making the offer?

A key component of our overall long-term compensation philosophy to help motivate, reward and retain employees is our equity award program, which also links the interests of employees to our company and our shareholders.

Due to a number of factors in recent years, including the economic downturn of 2008, many of the outstanding stock options held by Avid employees are significantly “underwater” (meaning the stock option exercise price exceeds the market price of Avid common stock). As a result, these options are not providing the value to employees that we originally intended. We are providing you with the opportunity to obtain a cash payment for certain options that are “underwater.” Whether or not you choose to participate in the offer is your decision. You are free to not participate in the offer if you so choose.

Q3:	Who can participate in the offer?

Only eligible participants may participate in the offer. “Eligible participants” are employees of Avid and its subsidiaries as of May 18, 2009, who continue to be employees of Avid or its subsidiaries through June 16, 2009, or a later date if the offer period is extended, that hold eligible options. If you are currently on medical, maternity, workers’ compensation, military or other statutorily protected leave of absence or a personal leave of absence, you are also eligible to participate in the offer.

Q4:	Who is not eligible to participate in the offer?

Employees who resign or whose employment is terminated at any time before the termination of the offer are not eligible. In addition, none of the members of our Board of Directors or our executive officers are eligible to participate in the offer. “Executive officers” includes all officers who file reports under Section 16(a) of the Securities Exchange Act of 1934 as well as all members of our executive staff.

Q5:	What options may be tendered for a cash payment in the offer?

All vested and unvested outstanding options to purchase shares of our common stock that have exercise prices equal to or greater than $40.00 per share are eligible. This includes stock options currently outstanding under our equity incentive plans.

Q6:	Do I have to tender all of my eligible options or can I just tender some of them?

If you hold more than one eligible option, you may choose to tender some, all or none of these options. However, if you choose to tender any particular option, you must tender all shares subject to that option. For example, if you have an option for 5,000 shares with an exercise price of $48.00 per share, you must tender all 5,000 shares subject to that option. You may not tender to Avid 1,000 of the 5,000 shares subject to that eligible option. Any stock options you hold that have an exercise price less than $40.00 per share, as well as any eligible options you choose not to tender, will remain outstanding under their existing terms and conditions.

Q7:	What if my options are unvested?

Both the vested and unvested portion of your eligible options may be tendered in the offer.

Q8:	What amount of consideration will I receive if I tender my eligible options?

The amount we will pay you (before applicable tax withholdings) under the offer is determined upon the offer termination date by summing the total cash value of each eligible option (i.e., the per share amount multiplied by the number of shares subject to the option) that you have tendered (the “total payment”).

For example, if you have an option for 1,000 shares with an exercise price of $45.00 per share and an option for 2,000 shares with an exercise price of $52.00 per share, and you tender those options under the offer, you will receive a total payment of $3,500 — 1,000 x $1.50 plus 2,000 x $1.00 — less applicable tax withholdings.

Q9:	If I participate in the offer, what will happen to the eligible options that I tender?

Immediately following the offer termination date, we will cancel all of your eligible options that have been properly tendered in exchange for the prompt lump sum cash payment equal to the total payment, less applicable tax withholdings. You will no longer have any rights or obligations with respect to any eligible options that are tendered and cancelled.

To the extent eligible options are tendered by you and purchased by us in the offer, the number of shares available for issuance under our Amended and Restated 2005 Stock Incentive Plan will increase by the number of shares subject to the eligible options tendered in this offer from our 2005 Stock Incentive Plan, Amended and Restated 1999 Stock Option Plan and 1998 Stock Option Plan.

Q10:	If I participate in the offer, how and when will I receive my cash payment?

Promptly following the termination of the offer and our purchase of the eligible options, you will receive a single lump sum cash payment equal to the total payment, less applicable tax withholdings and without interest. Payment will be made on or before the first administratively practicable payroll date following the scheduled termination of the offer (the “payment date”).

Q11:	How was the per share amount determined?

The per share amount that we will pay under the offer is based on our valuation of the eligible options using the Black-Scholes option pricing model, a widely-used method of valuing stock options. This pricing model takes into consideration numerous factors, including our stock price, the expected stock price volatility of our stock, the exercise price of an eligible option, our risk free interest rate, the expected dividend yield, if any, and the expected term of each eligible option. You must make your own determination of the value to you of your eligible options, and you should consult with your personal advisors if you have questions about your financial or tax situation. For a more detailed explanation of the Black-Scholes option pricing model and other additional information regarding our determination of the per share amount, see the next question and Section 3 of this document.

Q12:	What should I consider before participating in the offer?

If you participate in the offer, the total payment, less applicable tax withholdings, you receive under the offer may or may not be more valuable to you than continuing to hold your eligible options. This determination depends on a number of factors, including the eligible option exercise price, the eligible option expiration date, stock price performance and the timing of any fluctuations regarding the trading of our common stock. To illustrate this, consider the following hypothetical scenarios:

Assume that you hold an eligible option covering 2,000 shares with an exercise price of $41 per share at a time when our common stock is trading at $9.00 per share.

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If our stock price were to stay below $41 per share, your eligible option would have no cash value to you because it would continue to be underwater. Under these circumstances, your eligible option would have less cash value than the $3,000 cash payment, before applicable tax withholdings, that you would be eligible to receive by participating in the offer.

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If our stock price were to rise to $42 per share, your eligible option would now be $1 in-the-money, resulting in an aggregate value of $2,000, which is the result obtained by multiplying $1 (representing the excess of the market price of $42 over the exercise price of $41) by 2,000 (the number of shares subject to the option in this example). Under these circumstances, although your eligible option would be in-the-money, the $3,000 cash payment, before applicable tax withholdings, that you would be eligible to receive by participating in the offer would be higher than the amount the eligible option was in-the-money.

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If our stock price were to rise to $48 per share, each option share would be $7 in-the-money, resulting in an aggregate cash value of $14,000, which is the result obtained by multiplying $7 (representing the excess of the market price of $48 over the exercise price of $41) by 2,000 (the number of shares subject to the option in this example). Under these circumstances, the $3,000 cash payment, before applicable tax withholdings, that you would be eligible to receive by participating in the offer would be less than the amount the eligible option was in-the-money.

In evaluating the offer, you should keep in mind that the future performance of our stock price and the value of your eligible option(s) will depend upon, among other factors, the overall economic environment, the performance of the overall stock market and companies in our industry and the performance of our own business. Accordingly, there are risks associated with keeping your eligible options and deciding not to participate in the offer. Participating in the offer also involves risks, including the risk that our stock price could increase in the future. If our stock price rises above the exercise price of your tendered eligible options, those eligible options might have been worth more than the total payment that you receive in exchange for them. Please also note any payment you receive for tendering your eligible options will be reduced by applicable tax withholdings.

For more information about the risks relating to participation in the offer, see “The Offer—Material Risks of Participating in the Offer” beginning on page 7. We also recommend that you read the discussion about our business contained in the “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of our Annual Report on Form 10-K for year ended December 31, 2008 and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our Quarterly Report on Form 10-Q for the three months ended March 31, 2009. See Section 18 of this document.

Q13:	If I am an eligible participant located outside of the United States who holds eligible options, am I subject to the same terms as described in this offer?

Yes. Non-U.S. employees should also refer to Appendix A of this document, “Guide to Non-U.S. Issues,” for a discussion of the tax and other consequences of accepting or rejecting the offer under the law of the country in which you are located. Avid (or one of its subsidiaries, as applicable) will assess its requirements with respect to tax withholdings on the total payment, and where appropriate, will withhold and/or report applicable income taxes, social insurance contributions, payroll taxes and other taxes as required. Regardless of withholding, you are responsible for reporting and paying all taxes and social insurance contributions arising from your election to tender eligible options in the offer. Payment will be made in your local currency, using the currency exchange rate in effect on the offer termination date.

Q14:	What if I do not accept the offer?

If you do not accept the offer, you will keep your eligible options and you will not receive any cash payment. No changes will be made to the terms and conditions of your eligible options, and they will remain outstanding.

Q15:	How does the offer affect my 401(k), ESPP, or other benefits?

The payment you may receive will not be considered part of normal or expected compensation or salary for purposes of calculating any severance, resignation, termination, redundancy, end of service payments, bonuses, overtime, long-service awards, pension or retirement benefits or similar payments, or for purposes of our 401(k) plan, our employee stock purchase plan or any other plans we provide or make available to you. For example, no portion of any payment you receive under the offer will be contributed to your 401(k) or fund or otherwise affect your ability to make purchases under Avid’s Second Amended and Restated 1996 Employee Stock Purchase Plan Offering, as amended.

Q16:	Does my participation in the offer affect my eligibility to receive future equity awards?

Your participation will have no impact on either your eligibility to receive future equity awards from Avid or the number of future equity awards you might receive from Avid.

Q17:	Will I have to pay taxes if I tender my eligible options in the offer?

Yes. Any applicable income taxes, social insurance contributions, payroll taxes and other taxes due on the payments you receive under the offer will be withheld from the amount you receive on the payment date and paid to the appropriate taxing authority, to the extent required by law. For U.S. employees, the receipt of payments under the offer will be treated as ordinary income and Avid will be required to withhold certain taxes. If you are an employee located outside the U.S., the income taxes, social insurance contributions, payroll taxes and other taxes required to be withheld will depend on the jurisdiction. Avid (or one of its subsidiaries, as appropriate) will assess its withholding requirements on the total payment (and/or your acceptance of the offer), and where appropriate, will make withholdings. Regardless of withholding, you are responsible for reporting and paying all taxes and social insurance contributions arising from your election to tender eligible options in the offer.

BEFORE ACCEPTING THE OFFER, WE RECOMMEND THAT YOU CONSULT WITH YOUR TAX ADVISOR TO DETERMINE THE TAX AND SOCIAL CONTRIBUTION CONSEQUENCES OF ELECTING TO PARTICIPATE IN THE OFFER UNDER THE LAWS OF THE COUNTRY IN WHICH YOU LIVE AND WORK, INCLUDING BUT NOT LIMITED TO A DETERMINATION OF WHETHER TAXES IN ADDITION TO THE AMOUNTS WITHHELD FROM YOUR PAYMENTS UNDER THE OFFER, IF ANY, WILL BE DUE AS A RESULT OF ELECTING TO PARTICIPATE IN THE OFFER.

Q18:	Are there conditions to the offer?

The offer is subject to a number of conditions, which are described in Section 7 of this document. If any of these conditions exist, we may decide to reject the eligible options that you elect to tender, or we may terminate or amend the offer, or postpone our acceptance of any eligible option that you elect to tender. A summary of these conditions is as follows:

•	if we are required by the Securities and Exchange Commission or other regulatory agency to extend the scheduled termination of the offer beyond 5:00 p.m., Eastern Time, on June 16, 2009;

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if regulatory or legal actions threaten the validity or existence of, or our ability to complete, the offer, or materially and adversely affect our business, condition (financial or other), assets, income, operations or prospects or materially impair the benefits we believe we will receive from the offer;

•	if trading in the U.S. securities markets is suspended;

•	if there is any outbreak or material escalation of foreign or domestic hostilities or other crisis;

•	if a third party commences a merger with or acquisition of Avid; or

•	if we believe that a material adverse change or changes in our business, condition (financial or other), assets, income, operations, prospects or stock ownership has occurred.

Questions about Duration of the Offer

Q19:	When does the offer expire?

The offer expires on June 16, 2009, at 5:00 p.m., Eastern Time, unless we extend it. Although we do not currently intend to do so, we may, in our discretion or as required, extend the offer at any time. If we extend the offer, we will announce the extension no later than 5:00 p.m., Eastern Time, on June 16, 2009. See Sections 1 and 14 of this document.

Questions about How to Elect to Tender Your Eligible Options

Q20:	What do I need to do to tender my eligible options under the offer?

To participate, you must complete, sign, date and deliver the election form we have provided to you, in accordance with the instructions contained in the election form. The election form must be received by us before 5:00 p.m. on June 16, 2009 (or, if we extend the offer period, a later date). Election forms may be submitted by any one of the following methods:

•	faxed to +1 (978) 548-4691 or +1 (978) 851-9625, Attention: Stock Plan Administration;

•	mailed to Avid, One Park West, Tewksbury, Massachusetts 01876 Attention: Stock Plan Administration; or

•	scanned and emailed to optionex@avid.com.

We must receive your election before 5:00 p.m., Eastern Time, on June 16, 2009 (or, if we extend the offer period, a later date). Elections received by Avid after 5:00 p.m. on June 16, 2009, even if sent prior to the offer expiration time, will be disregarded. Accordingly, please allow time for delivery when sending your election form(s). If we do not receive your election by the offer expiration time, you will be deemed to have rejected the offer. Election forms should not be returned via interoffice mail.

YOU SHOULD REVIEW THIS DOCUMENT AND ALL OF THE RELATED ATTACHMENTS BEFORE MAKING YOUR ELECTION.

Q21:	Can I change or withdraw my election?

You may change or withdraw your previous election at any time before 5:00 p.m., Eastern Time, on June 16, 2009. If we extend the offer beyond that time, you may change or withdraw all or a part of your previous election at any time until the offer expires. You may change or withdraw your election more than once before the offer expires.

To change or withdraw your election to tender your eligible options in the offer, you must complete, sign, date and deliver a change/withdrawal form to Avid. We must receive your change in election or withdrawal before 5:00 p.m., Eastern Time, on June 16, 2009 (or, if we extend the offer period, a later date). Changes or withdrawals not received by Avid before 5:00 p.m., Eastern Time, on June 16, 2009, even if sent prior to the offer expiration time, will be disregarded. Accordingly, please allow time for delivery when sending your change/withdrawal form(s). If we do not receive your election before the offer expires, you will be deemed to have rejected the offer. However, if, after forty (40) business days from the commencement of the offer, we have not accepted for payment all eligible options you elected to tender, you may withdraw any eligible options you elected to tender pursuant to the offer. See Section 5 of this document.

Q22:	Under what circumstances would Avid not accept my eligible options?

We may reject any or all elections or tendered options to the extent that we determine they were not properly executed or delivered, to the extent that we determine it is unlawful to accept the eligible options elected for purchase and cancellation, or if certain conditions exist that in our reasonable judgment make it inadvisable to proceed with the offer. See Sections 6 and 7 of this document.

Q23:	Whom should I contact if I have questions about the offer?

You should direct questions about this offer, requests for assistance in completing the related documentation and requests for additional copies of this document or related documents from Stock Plan Administration by sending an email to optionex@avid.com or by calling +1 (978) 640-5190.